                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3

                                 (Rule 13e-100)

                TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
           SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-13 THEREUNDER

                     RULE 13e-3 TRANSACTION STATEMENT UNDER
              SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                          WESTERN STANDARD CORPORATION
                              (Name of the Issuer)

                          WESTERN STANDARD CORPORATION
                             SNOW KING INTERESTS LLC
                               LZ ACQUISITION INC.
                                 MANUEL B. LOPEZ
                                  JAMES M. PECK
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $0.05 PER SHARE
                         (Title of Class of Securities)

                                   959588 20 3
                      (CUSIP Number of Class of Securities)

                           MANUEL B. LOPEZ, PRESIDENT
                          WESTERN STANDARD CORPORATION
                            400 EAST SNOW KING AVENUE
                              Post Office Box 1846
                             JACKSON, WYOMING 83001
                        TELEPHONE NUMBER: (307) 734-3177

WITH COPIES TO:
                                                                     GILBERT L. McSWAIN, ESQ.
              SAMUEL E. WING, ESQ.                                   300 SOUTH JACKSON STREET
              JONES & KELLER, P.C.                                           SUITE 100
            1625 BROADWAY, SUITE 1600                                 DENVER, COLORADO 80209
             DENVER, COLORADO 80202                               TELEPHONE NUMBER: 303-398-7067
        TELEPHONE NUMBER: (303) 573-1600
  (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications
   on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a.   : The filing of solicitation  materials or an information statement subject to Regulation  14A,  Regulation  14C or rule 13e-3(c)  under the Securities
     Exchange Act of 1934.

b.   9 The filing of a registration statement under the Securities Act of 1933.

c.   9 A tender offer.

d.   9 None of the above.

Check the following box if the  soliciting  materials or  information  statement referred to in checking box (a) are preliminary copies:

Check the following box if the filing is a final amendment reporting the results of the transaction: 9

                            Calculation of Filing Fee

           Transaction Valuation                    Amount of Filing
--------------------------------------  ----------------------------------------

           $1,447,937*                          $183.45

     * Pursuant to the terms of the  Agreement  and Plan of Merger,  dated as of
November 15, 2004, by and among Western Standard  Corporation  ("Westan"),  Snow
King Interests LLC and LZ Acquisition Inc. (the "Merger Agreement"), each issued and outstanding  share of Westan's  common stock,  other than (1) shares held by
Manuel B. Lopez and James M. Peck and their affiliates,  and (2) shares owned by stockholders  who are entitled to and have  exercised  and  perfected  appraisal rights,  will be converted  into the right to receive $0.32 in cash.  The filing fee was calculated based upon an estimated  aggregate cash payment of $1,447,937 based on the proposed per share cash  payment of $0.32 for  4,524,802  shares of common stock held by Westan  stockholders other than Messrs.  Lopez and Peck and their affiliates. In accordance with Rule 0-11 of the Securities Exchange Act of
1934, as amended,  the filing fee was determined by multiplying  .0001267 by the amount calculated pursuant to the preceding sentence.

     :  Check  the box if any  part of the fee is  offset  as  provided  by Rule
0-11(a)(2)  and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $183.45
Form or Registration No.:  Schedule 14A

Filing Party:  Western Standard Corporation
Date Filed:  November _____, 2004

                                  INTRODUCTION

     This Rule 13e-3  Transaction  Statement on Schedule  13E-3 (this  "Schedule
13E-3")  is  being  filed  by:  (1)  Western  Standard  Corporation,  a  Wyoming corporation  (  "Westan"),  (2) Snow  King  Interests  LLC,  a  Wyoming  limited liability company, (3) LZ Acquisition Inc., a Wyoming corporation, (4) Manuel B.
Lopez,  President and a director of Westan, and (5) James M. Peck, Secretary and a director of Westan. The preceding persons are collectively  referred to herein as the "Filing Persons" and individually as a "Filing Person."

     This Schedule  13E-3 relates to the Agreement and Plan of Merger,  dated as of November  15,  2004,  by and among  Westan,  Snow King  Interests  LLC and LZ
Acquisition  Inc. (the "Merger  Agreement").  If the Merger Agreement and merger
(as defined  below) are  approved and adopted by Westan's  stockholders  and the other  conditions  to the  closing  of the Merger are  satisfied  or waived,  LZ
Acquisition Inc. will merge with and into Westan , with Westan continuing as the surviving  corporation,  which will be wholly owned by Snow King  Interests LLC.
Messrs. Lopez and Peck own and control Snow King Interests LLC.

     In the merger,  the outstanding  shares of Westan's common stock, par value
$0.05 per share (the "Common Stock"), other than those held by Messrs. Lopez and
Peck and their  affiliates  and  shares  held by  dissenting  stockholders,  who perfect their appraisal  rights under Wyoming law with respect to such shares of
Common  Stock,  will  be  converted,  without  any  action  on the  part  of the stockholders, into the right to receive $0.32 in cash per share. Pursuant to the
Merger, each outstanding share of LZ Acquisition Inc. will be converted into one share of Common Stock of the surviving corporation.

     Concurrently with the filing of this Schedule 13E-3,  Westan is filing with the U.S.  Securities  and Exchange  Commission  (the "SEC") a preliminary  proxy statement  (the  "Proxy  Statement")  under  Regulation  14A of  the  Securities
Exchange Act of 1934, as amended (the "Exchange  Act"),  relating to the special meeting  of  stockholders  of Westan at which the  stockholders  of Westan  will consider and vote upon a proposal to adopt and approve the Merger  Agreement and the Merger.

     Pursuant to General Instruction of G of Schedule 13E-3, this Schedule 13E-3 incorporates  by reference the  information  contained in the Proxy Statement in answer to the items of Schedule  13E-3.  The  information set forth in the Proxy
Statement,  including all appendices thereto,  is hereby expressly  incorporated herein by reference,  and the responses to each item in this Schedule  13E-3 are qualified in their entirety by the information contained in the Proxy Statement, including the appendices thereto. All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are  references to Items set forth in Regulation  M-A under the Exchange Act ("Regulation M-A").

     All  information  in, or  incorporated by reference in, this Schedule 13E-3 concerning Westan has been supplied by Westan. The information contained in this
Schedule 13E-3 and/or the Proxy  Statement  concerning  each Filing Person other than Westan was supplied by each such Filing Person and no other Filing  Person, including Westan,  takes  responsibility for the accuracy of any information not supplied by such Filing Person. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment.

ITEM 1.  Summary Term Sheet

         Regulation M-A    Item 1001

     Summary Term Sheet.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary Term Sheet
Questions and Answers about the Merger
Summary

ITEM 2.  Subject Company Information

         Regulation M-A    Item 1002

     (a)  Name and Address.  The  information  set forth in the Proxy  Statement under the following captions is incorporated herein reference:

The Parties

     (b)  Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary Term Sheet
Questions and Answers about the Merger
Summary
Information Concerning the Special Meeting
Market for the Common Stock

     (c)  Trading  Market  and  Price.  The  information  set forth in the Proxy
          Statement   under  the  caption  "Market  for  the  Common  Stock"  is incorporated herein by reference.

     (d)  Dividends.  The information set froth in the Proxy Statement under the caption  "Market  for the  Common  Stock"  is  incorporated  herein by reference.

     (e)  Prior Public Offerings. Not applicable.

     (f)  Prior  Stock  Purchases.  The  information  set  forth  in  the  Proxy
          Statement  under the  following  captions  is  incorporated  herein by reference:

Special Factors
Market for the Common Stock
Security Ownership of Certain Beneficial Owners and Management

ITEM 3.  Identify and Background of Filing Person

         Regulation M-A    Item 1003

     (a)  Name and Address.  The  information  set forth in the Proxy  Statement under the following captions is incorporated herein by reference:

Summary Term Sheet
Summary
The Parties
Security Ownership of Certain Beneficial Owners and Management
Directors and Management

     (b)  Business and Background of Entities.  The information set forth in the
          Proxy Statement under the following captions is incorporated herein by reference:

Summary Term Sheet
Summary
The Parties
Security Ownership of Certain Beneficial Owners and Management
Directors and Management

     (c)  Business and Background of Natural  Person.  The information set forth in the Proxy  Statement  under the following  caption is  incorporated hereby by reference:

Directors and Management

ITEM 4.  Terms of the Transaction

         Regulation M-A    Item 1004

          (a)(1)  Material Terms.  Tender Offers.  Not applicable.

             (2)  Material Terms. Mergers or Similar Transactions.  The information set forth in the Proxy Statement under the following  captions is incorporated herein by reference:

Summary Term Sheet
Questions and Answers about the Merger
Summary
Information Concerning the Special Meeting
Special Factors
The Merger Agreement
The Voting Agreements
Dissenters' Rights of Appraisal

          (b)  Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference.

Summary Term Sheet
Questions and Answers about the Merger
Summary
Special Factors
The Merger Agreement

          (c)  Appraisal  Rights.   The  information  set  forth  in  the  Proxy
               Statement under the following captions is incorporated  herein by reference:

Summary Term Sheet
Questions and Answers about the Merger
Summary
The Merger Agreement
Annex C to the Proxy Statement

          (d)  Provisions for Unaffiliated Security Holders. None

          (e)  Eligibility for Listing or Trading. Not applicable.

ITEM 5.  Past Contacts, Transactions, Negotiations and Agreements

         Regulation M-A    Item 1005

          (a)  Transactions.  The  information  set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Special Factors

          (b)  Significant  Corporate  Events.  The information set forth in the
               Proxy  Statement  under the  following  captions is  incorporated herein by reference.

Summary Term Sheet
Questions and Answers about the Merger
Summary
Special Factors--Background of the Merger
The Merger Agreement
The Voting Agreements
Annex A to the Proxy Statement

          (c)  Negotiations or Contacts.  The information set forth in the Proxy
               Statement under the following captions is incorporated  herein by reference:

Summary Term Sheet
Questions and Answers about the Merger
Summary
Special Factors--Background of the Merger
Special Factors--Financing of the Merger

          (d)  Conflicts of  Interest.  The  information  set forth in the Proxy
               Statement under the following captions is incorporated  herein by reference:

Summary Term Sheet
Questions and Answers about the Merger
Summary
Special Factors--Background of the Merger
Special Factors--Interests of Certain Persons in the Merger; Certain Relationships

          (e)  Agreements  Involving  the  Subject  Company's  Securities.   The
               information  set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary Term Sheet
Questions and Answers about the Merger
Summary
Special Factors--Background of the Merger
Special Factors--Financing of the Merger
The Voting Agreements
The Merger Agreement
Annex A to the Proxy Statement

ITEM 6.  Purposes of the Transaction and Plans or Proposals

         Regulation M-A    Item 1006

          (b)  Use of  Securities  Acquired.  The  information  set forth in the
               Proxy  Statement  under the  following  captions is  incorporated herein by reference:

Summary Term Sheet
Questions and Answers about the Merger
Summary
Special Factors--Certain Effects of the Merger
Special Factors--Plans for Westan after the Merger

          (c)(1)-(8) Plans.  The  information  set forth in the Proxy  Statement under the following captions is incorporated herein by reference:

Summary Term Sheet
Questions and Answers about the Merger
Summary
Special Factors--Background of the Merger
Special Factors--Reasons for Engaging in the Merger and Purpose of the Merger
Special Factors--Plans for Westan after the Merger
Special Factors--Financing of the Merger
Special Factors--Directors and Management of the Surviving Corporation
The Merger Agreement

ITEM 7.   Purposes, Alternatives, Reasons and Effects

          Regulation M-A.  Item 1013

          (a)  Purposes.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary Term Sheet
Questions and Answers about the Merger
Summary
Special Factors--Background of the Merger
Special Factors--SKI's Purpose and Reasons for the Merger
Special Factors--Plans for Westan after the Merger
Special Factors--Financing of the Merger
Special Factors--Interests of Certain Persons in the Merger; Certain Relationships
The Merger Agreement

          (b)  Alternatives.  The  information  set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Special Factors--Background of the Merger
Special Factors--SKI's Position as to the Fairness of the Merger to Unaffiliated Stockholders
Special Factors--Recommendation of the Special Committee and Board of Directors;
     Fairness of the Merger
Special Factors--Benefits and Detriments of the Merger
Special Factors--SKI's Purpose and Reasons for the Merger

          (c)  Reasons.  The  information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary Term Sheet
Questions and Answers about the Merger
Summary
Special Factors--Background of the Merger
Special Factors--SKI's Position as to the Fairness of the Merger to Unaffiliated Stockholders
Special Factors--Recommendation of the Special Committee and Board of Directors;
     Fairness of the Merger
Special Factors--Benefits and Detriments of the Merger
Special Factors--SKI's Purpose and Reasons for the Merger

          (d)  Effects.  The  information set forth in the Proxy Statement under the following captions is incorporated hereby by reference:

Summary Term Sheet
Questions and Answers about the Merger
Summary
Special Factors--Recommendation of the Special Committee and Board of Directors;
     Fairness of the Merger
Special Factors--SKI's Position as to the Fairness of the Merger to Unaffiliated Stockholders
Special Factors--SKI's Purpose and Reasons for the Merger
Special Factors--Certain Effects of the Merger
Special Factors--Plans for Westan after the Merger
Special Factors--Interests of Certain Persons in the Merger; Certain Relationships
Special Factors--Material U.S. Federal Income Tax Consequences
The Merger Agreement

ITEM 8.   Fairness of the Transaction

          Regulation M-A   Item 1014

          (a)  Fairness.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary Term Sheet
Questions and Answers about the Merger
Summary
Special Factors--Background of the Merger
Special Factors--Recommendation of the Special Committee and Board of Directors;
     Fairness of the Merger
Special Factors--SKI's Position as to the Fairness of the Merger to Unaffiliated Stockholders
Special Factors--Opinion of Financial Advisor to the Special Committee
Special Factors--Interests of Certain Persons in the Merger; Certain Relationships

          (b)  Factors Considered in Determining  Fairness.  The information set forth in the Proxy  Statement  under  the  following  caption  is incorporated herein by reference:

Summary Term Sheet
Summary
Special Factors--Recommendation by the Special Committee and Board of Directors;
     Fairness of Merger
Special Factors--SKI's Position as to the Fairness of the Merger to Unaffiliated Stockholders
Special Factors--SKI's Purpose and Reasons for the Merger
Special Factors--Opinion of the Financial Advisor to the Special Committee
Special Factors--Dissenters' Rights of Appraisal

          (c)  Approval of Security  Holders.  The  information set forth in the
               Proxy  Statement  under the  following  captions is  incorporated herein by reference:

Summary Term Sheet
Questions and Answers about the Merger
Summary
Information Concerning the Special Meeting
The Merger Agreement
The Voting Agreements
Dissenters' Rights of Appraisal

          (d)  Unaffiliated  Representative.  The  information  set forth in the
               Proxy  Statement  under the  following  captions is  incorporated herein by reference:

Special Factors--Background of the Merger
Special Factors--SKI's Position as to the Fairness of the Merger to Unaffiliated Stockholders  Special Factors--Recommendation of the
Special Committee and Board of Directors; Fairness   of the Merger
Special Factors--Opinion of the Financial Advisors to the Special Committee
The Voting Agreement

          (e)  Approval of  Directors.  The  information  set forth in the Proxy
               Statement under the following captions is incorporated  herein by reference:

Summary Term Sheet
Questions and Answers about the Merger
Summary
Special Factors--Background of the Merger
Special Factors--SKI's Position as to the Fairness of the Merger to Unaffiliated
Stockholders Special Factors--Recommendation by the
Special Committee and Board of Directors; Fairness   of the Merger

          (f)  Other Offers. Not applicable.

ITEM 9.   Reports, Opinions, Appraisals and Negotiations

          Regulation M-A   Item 1015

          (a)  Report,  Opinion or Appraisal.  The  information set forth in the
               Proxy  Statement  under the  following  captions is  incorporated herein by reference:

Summary Term Sheet
Summary
Special Factors--Background of the Merger
Special Factors--SKI's Position as to the Fairness of the Merger To Unaffiliated
Stockholders Special Factors--Recommendation by the
Special Committee and Board of Directors; Fairness   of Merger
Special Factors--Opinion of the Financial Advisor to the Special Committee
Annex B to the Proxy Statement

          (b)  Preparer  and Summary of the Report,  Opinion or  Appraisal.  The
               information  set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Special Factors--Background of the Merger
Special Factors--Opinion of the Financial Advisor to the Special Committee
Annex B to the Proxy Statement

          (c)  Availability of Documents. The information set forth in the Proxy
               Statement  under the  caption  "Special  Factors--Opinion  of the
               Financial  Advisor  to the  Special  Committee"  is  incorporated herein by reference.

ITEM 10.  Source and Amounts of Funds or Other Consideration

          Regulation M-A   Item 1007

          (a)  Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Questions and Answers about the Merger
Summary
Special Factors--Financing of the Merger
The Merger Agreement

          (b)  Conditions.  The  information  set forth in the  Proxy  Statement under the following captions is incorporated herein by reference:

Summary Term Sheet
Questions and Answers about the Merger
Summary
Special Factors--Financing of the Merger

          (c)  Expenses.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary Term Sheet
Questions and Answers about the Merger
Summary
Information Concerning the Special Meeting--Proxy Solicitation
The Merger Agreement--Termination Fee
The Merger Agreement--Expenses

          (d)  Borrowed Funds.  The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Special Factors--Financing of the Merger

ITEM 11.  Interest in Securities of the Subject Company

          Regulation M-A   Item 1008

          (a)  Securities  Ownership.  The  information  set  forth in the Proxy
               Statement under the following captions is incorporated  herein by reference:

Summary Term Sheet
Questions and Answers about the Merger
Summary
Special Factors--Interests of Certain Persons in the Merger; Certain Relationships
Security Ownership of Certain Beneficial Owners and Management

          (b)  Securities Transactions. Not applicable.

ITEM 12.  The Solicitation or Recommendation

          Regulation M-A   Item 1012

          (d)  Intent  to  Tender or Vote in a  Going-Private  Transaction.  The
               information  set forth in the Proxy Statement under the following captions is incorporated herein by reference:

Summary Term Sheet
Questions and Answers about the Merger
Summary
Special Factors--Interests of Certain Persons in the Merger; Certain Relationships
The Voting Agreements

          (e)  Recommendations of Others. The information set forth in the Proxy
               Statement under the following captions is incorporated  herein by reference:

Summary Term Sheet
Questions and Answers about the Merger
Summary
Information Concerning the Special Meeting
Special Factors--Recommendation of the Special Committee and Board of Directors;
     Fairness of the Merger

ITEM 13.  Financial Statements

          Regulation M-A   Item 1010

          (a)  Financial  Information.   The  financial  statements  in  Item  7
               entitled "Financial Statements" of the Company's Annual Report on
               Form  10-KSB  filed on March 30, 2004 with the SEC for the fiscal year  ended  December  31,  2003  (the  "Form  10-KSB")  and  the information set forth in the Company's  Quarterly  Report on Form
               10-QSB filed on November 15, 2004 for the quarter ended September
               30, 2004 are incorporated herein by reference.

     The Company's Forms 10-KSB and 10-QSB were filed electronically through the
SEC's  EDGAR  system and are  available  to the  public at the SEC's  website at
http://www.sec.gov.  The Forms  10-KSB and 10-QSB are  available  to be read and copied at the SEC's  public  reference  room  located at 450 Fifth  Street,  NW,
Washington,  DC 20549  and at the  following  Regional  Office  of the SEC:  The
Woolworth Building, 233 Broadway, New York, New York 10279.

          (b)  Pro Forma Information. Not applicable.

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used

          Regulation M-A   Item 1009

          (a)  Solicitations  or  Recommendations.  The information set forth in the Proxy Statement under the following  captions is incorporated herein by reference:

Summary Term Sheet
Questions and Answers about the Merger
Summary
Information Concerning the Special Meeting--Proxy Solicitation

          (b)  Employees and Corporate Assets.  The information set forth in the
               Proxy  Statement  under the  following  captions is  incorporated herein by reference:

Questions and Answers about the Merger
Summary
Information Concerning the Special Meeting--Solicitation of Proxies
Special Factors--Background of the Merger
Special Factors--Interests of Certain Persons in the Merger; Certain Relationships

ITEM 15.  Additional Information

          Regulation M-A   Item 1011

          (b)  Other Material Information. The entire Proxy Statement, including all appendices thereto, is incorporated herein by reference.

ITEM 16.  EXHIBITS

          Regulation M-A   Item 1016

          (a)     (1)      Form of Letter to Stockholders of Western Standard
                           Corporation, dated January _____, 2005, and incorporated
                           herein by reference to the Schedule 14A filed with the
                           Securities and Exchange Commission by Western
                           Standard Corporation on November _____, 2004 (the
                           "Schedule 14A").

          (a)     (2)      Form of Notice of Special Meeting to Stockholders of
                           Western Standard Corporation, dated January _____,
                           2005, and incorporated herein by reference to the
                           Schedule 14A.

          (a)     (3)      Preliminary Proxy Statement filed with the Securities
                           and Exchange Commission on November _____, 2004 by
                           Western Standard Corporation and incorporated herein
                           by reference to the Schedule 14A.

          (a)     (4)      Form of Proxy Card to be sent to stockholders of Western
                           Standard Corporation, filed with the Securities
                           and Exchange Commission along with the Schedule 14A
                           and incorporated herein by reference to the Schedule
                           14A.

          (a)     (5)      Press Release issued by Western Standard Corporation
                           and incorporated herein by reference to Exhibit 99.1
                           to the Form 8-K Report filed with the Securities and
                           Exchange Commission by Western Standard Corporation on
                           November 16, 2004.

          (c)     (1)      Fairness Opinion of Ehrhardt Keefe Steiner & Hottman
                           PC, dated           , 2004, and incorporated herein by
                           reference to Annex B to the Schedule 14A.

          (c)     (2)      Presentation of Ehrhardt Keefe Steiner & Hottman PC
                           to the Special Committee of the Board of Directors,
                           dated November 15, 2004, incorporated by reference to
                           the section "Opinion of Financial Advisor to the
                           Special Committee" in the Schedule 14A.

          (d)     (1)      Agreement and Plan of Merger, dated as of November 15,
                           2004, by and among Western Standard Corporation,
                           Snow King Interests LLC and LZ Acquisition Inc. and
                           incorporated herein by reference to Annex A to the
                           Schedule 14A.

          (d)     (2)(a)(b)(c)(d)   Voting Agreements, dated as of November 15,
                           2004, by and among Western Standard Corporation,
                           Manuel B. Lopez Living Trust, Deborah W. Lopez Living
                           Trust, Manuel B. Lopez  and James M. Peck filed as
                           Exhibits 2.1(a), (b), (c), (d) and (e) to the Form 8-K
                           Report filed by Western Standard Corporation on
                           November 16, 2004 and incorporated herein by reference.

          (f)              Sections 17-16-1301 through 1331 of the Wyoming Business
                           Corporation Act, incorporated by reference to
                           Annex C to the Schedule 14A.

          (g)              Not applicable.

                                    SIGNATURE

     After due inquiry  and to the best of my  knowledge  and belief,  I certify that the information set forth in this statement is true, complete and correct.

            WESTERN STANDARD CORPORATION

            By:    /s/ Manuel B. Lopez
               ----------------------------------------------------------
                  Manuel B. Lopez, President

            SNOW KING INTERESTS LLC

            By:    /s/ Manuel B. Lopez
               ----------------------------------------------------------
                  Manuel B. Lopez, Manager

            LZ ACQUISITION INC.

            By:    /s/ Manuel B. Lopez
               ----------------------------------------------------------
                  Manuel B. Lopez, President

              /s/ Manuel B. Lopez
            -------------------------------------------------------------
            Manuel B. Lopez

              /s/ James M. Peck
            -------------------------------------------------------------
            James M. Peck

                                  EXHIBIT INDEX

EXHIBIT
 NUMBER                                     DESCRIPTION
--------------             -----------------------------------------------------

    (a)(1)                 Form of Letter to Stockholders of Western Standard
                           Corporation, dated January _____, 2005, and incorporated
                           herein by reference to the Schedule 14A filed with the
                           Securities and Exchange Commission by Western
                           Standard Corporation on November _____, 2004 (the "Schedule 14A").

    (a)(2)                 Form of Notice of Special Meeting to Stockholders of
                           Western Standard Corporation, dated January _____,
                           2005, and incorporated herein by reference to the Schedule 14A.

    (a)(3)                 Preliminary Proxy Statement filed with the Securities
                           and Exchange Commission on November _____, 2004 by
                           Western Standard Corporation and incorporated herein by
                           reference to the Schedule 14A.

    (a)(4)                 Form of Proxy Card to be sent to stockholders of Western
                           Standard Corporation, filed with the Securities
                           and Exchange Commission along with the Schedule 14A and
                           incorporated herein by reference to the Schedule
                           14A.

    (a)(5)                 Press Release issued by Western Standard Corporation
                           and incorporated herein by reference to Exhibit 99.1
                           to the Form 8-K Report filed with the Securities and
                           Exchange Commission by Western Standard Corporation on
                           November 16, 2004.

    (c)(1)                 Fairness Opinion of Ehrhardt Keefe Steiner & Hottman PC,
                           dated November 15, 2004, and incorporated herein
                           by reference to Annex B to the Schedule 14A.

    (c)(2)                 Presentation of Ehrhardt Keefe Steiner & Hottman PC to
                           the Special Committee of the Board of Directors,
                           dated November 15, 2004, incorporated by reference to
                           the section "Opinion of Financial Advisor to the
                           Special Committee" in the Schedule 14A.

    (d)(1)                 Agreement and Plan of Merger, dated as of November 15,
                           2004, by and among Western Standard Corporation,
                           Snow King Interests LLC and LZ Acquisition Inc. and
                           incorporated herein by reference to Annex A to the
                           Schedule 14A.

    (d)(2)(a)(b)(c)(d)     Voting Agreements, dated as of November 15, 2004, by
                           and among Western Standard Corporation, Manuel B.
                           Lopez Living Trust, Deborah W. Lopez Living Trust,
                           Manuel B. Lopez and James M. Peck filed as Exhibits
                           2.1(a), (b), (c), (d) and (e) to the Form 8-K Report
                           filed by Western Standard Corporation on November 16,
                           2004 and incorporated herein by reference.

    (f)                    Sections 17-16-1301 through 1331 of the Wyoming Business
                           Corporation Act, incorporated by reference to
                           Annex C to the Schedule 14A.

    (g)                    Not applicable.